Exhibit 99.1

Beamr to Present at the H.C. Wainwright 28th Annual Global Investment Conference

Herzliya Israel, September 11, 2026 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (Nasdaq: BMR), a leader in video optimization technology and solutions, today announced that it will present virtually at the H.C. Wainwright 28th Annual Global Investment Conference which is being held on September 14-16, 2026 in New York.

Institutional investors and industry professionals can register for the conference, and schedule one-on-one virtual meetings to learn about Beamr’s achievements and activities. The on-demand presentation will be available on the H.C. Wainwright conference website for registered attendees from September 11 at 7:00 A.M. ET.

Beamr is a world leader in content-adaptive video compression trusted by top media companies including Netflix and Paramount. The Company is applying its patented technology, which reduces file sizes by up to 50% while preserving quality for both human viewers and machine vision, across markets where video is essential to business operations and its usage is fast growing, including media and entertainment, machine learning, and autonomous vehicles (AV).

“Earlier this year, we outlined our strategic plan to expand Beamr’s technology into new markets and deepen our presence in the platforms and ecosystems our customers already use. We are now executing on that plan,” said Sharon Carmel, Beamr CEO. “In July, we announced our integration with dSPACE’s RTMaps platform for autonomous vehicle and Physical AI teams, and earlier this week, we announced our partnership with VAST Data to bring AI-enhanced video solutions to media and entertainment workflows. These are important steps in turning our strategy into commercial opportunities across our key markets.”

Review Beamr’s presentation here.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video compression, trusted by top media companies including Netflix and Paramount. Beamr’s perceptual optimization technology (CABR) is backed by 53 patents and a winner of Emmy® Award for Technology and Engineering. The innovative technology reduces video file sizes by up to 50% while preserving quality and enabling AI-powered enhancements.

Beamr powers efficient video workflows across high-growth markets, such as media and entertainment, user-generated content, machine learning, and autonomous vehicles. Its flexible deployment options include on-premises, private or public cloud, with convenient availability for Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers.

For more details, please visit www.beamr.com or the investors’ website www.investors.beamr.com and follow us on Linkedin and X.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition, including statements relating to the progress of its strategic plan to expand Beamr’s technology into new markets and deepen its presence in the platforms and ecosystems its customers already use and turning its strategy into commercial opportunities across its key markets. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on February 26, 2026 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com